Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2021 and 2020

(in EUR k)

		For the three months ended March 31
	Note	2020	2021
Revenue	4, 5	12,105	64,960
Cost of sales		7,018	51,947
Gross profit		5,087	13,013
Research and development expenses		2,691	4,335
General administrative expenses		7,898	11,596
Selling expenses		2,326	1,949
Impairment of financial assets	7	1,174	95
Other operating income	6.1	945	366
Other operating expenses	6.2	101	34
Operating loss		(8,158)	(4,630)
Interest and similar income		—	—
Interest and similar expense		449	259
Financial costs, net		(449)	(259)
Loss before taxes		(8,607)	(4,889)
Income tax expenses		129	—
Loss for the period		(8,736)	(4,889)
Other comprehensive income, all attributable to equity holders of the parent		76	121
Total comprehensive loss		(8,660)	(4,768)
Attributable to:
Equity holders of the parent		(8,599)	(4,803)
Non‑controlling interests		(61)	35
		(8,660)	(4,768)
Loss per share - Basic and diluted (in EUR)		(0.43)	(0.22)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at December 31, 2020 and March 31, 2021

(in EUR k)

Assets	Note	Dec 31, 2020	Mar 31, 2021
Non‑current assets
Intangible assets		12,407	12,594
Property, plant and equipment		16,590	17,196
Right-of-use assets		22,120	21,303
Other assets	7	1,967	3,023
		53,084	54,116
Current assets
Inventories		11,405	9,322
Trade receivables and contract assets	7	29,199	28,604
Other assets	7	8,286	8,171
Cash and cash equivalents	8	48,156	45,221
		97,046	91,318
		150,130	145,434

Equity and liabilities	Note	Dec 31, 2020	Mar 31, 2021
Equity
Issued capital	9	2,654	2,691
Capital reserve	9	125,916	127,921
Retained earnings and other reserves		(62,888)	(67,691)
Non‑controlling interests		95	130
		65,777	63,051
Non‑current liabilities
Non‑current loans	10.1	401	301
Lease liabilities	10.1	17,677	16,882
Deferred tax liabilities		207	207
Government grants	10.2	8,950	8,660
		27,235	26,050
Current liabilities
Government grants	10.2	1,342	1,293
Current loans	10.1	2,492	3,994
Lease liabilities	10.1	3,528	3,299
Trade payables	10.2	31,736	25,098
Liabilities from income taxes	10.2	58	58
Other liabilities	10.2	17,962	22,591
		57,118	56,333
		150,130	145,434

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31, 2020 and 2021

(in EUR k)

		For the three months ended March 31
	Note	2020	2021
Operating activities

Loss before taxes		(8,607)	(4,889)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	2,084	3,286
Interest income		—	—
Interest expense		449	259
Expected credit loss allowances on trade receivables and contract assets	7	1,174	95
Share‑based payment expenses	11	1,057	2,042
Other non‑cash items		(192)	(184)

Changes in operating assets and liabilities
Inventories		(4,040)	2,083
Trade receivables and contract assets	7	773	500
Other assets	7	(234)	(941)
Trade payables	10.2	1,619	(6,638)
Other liabilities	10.2	1,751	4,629

Cash flow from / (used in) operating activities		(4,166)	242

Investing activities

Cash paid for investments in intangible assets	5	(1,191)	(1,326)
Cash paid for investments in property, plant and equipment		(644)	(1,970)
Grants received for investment in property, plant and equipment	10.2	207	—

Cash flow used in investing activities		(1,628)	(3,296)

Financing activities
Cash received from loans	10.1	414	1,587
Cash repayments of loans	10.1	(1,060)	(185)
Cash repayments of lease liabilities	10.1	(1,044)	(1,222)
Interest paid		(230)	(61)

Cash flow from / (used in) financing activities		(1,920)	119

Changes in cash and cash equivalents		(7,714)	(2,935)
Cash and cash equivalents at the beginning of the period		41,095	48,156
Cash and cash equivalents at the end of the period		33,381	45,221

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the three months ended March 31, 2020 and 2021

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the period		—	—	—	(8,675)	(8,675)	(61)	(8,736)
Other comprehensive loss		—	—	76	—	76	—	76
Total comprehensive loss		—	—	76	(8,675)	(8,599)	(61)	(8,660)
Share-based payments	11	—	1,057	—	—	1,057	—	1,057
Disposal of non-wholly owned subsidiary	6.2	—	—	—	—	—	268	268
As of March 31, 2020		2,383	99,156	76	(49,297)	52,318	(731)	51,587

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2021		2,654	125,916	(48)	(62,840)	65,682	95	65,777
Loss for the period		—	—	—	(4,924)	(4,924)	35	(4,889)
Other comprehensive loss		—	—	121	—	121	—	121
Total comprehensive loss		—	—	121	(4,924)	(4,803)	35	(4,768)
Share-based payments	11	—	2,042	—	—	2,042	—	2,042
Exercise of options		37	(37)	—	—	—	—	—
As of March 31, 2021		2,691	127,921	73	(67,764)	62,921	130	63,051

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

1 General company information

Centogene N.V. (“the Company”) and its subsidiaries (“the Group”) focus on rare diseases and seek to transform real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

In July 2020, the Company completed a follow-on offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

2 Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2020 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2020. Unless otherwise specified, "the Company" refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while "the Group" refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective, and there are no new or amended standards or interpretations that are issued and became effective for the 2021 annual reporting period, that have a material impact on the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group's functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

3 Effect of COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our Diagnostics and Pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

During the three months ended March 31, 2021, the Group continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in several countries started during the three months ended March 31, 2021, and due to the expected increase in the availability of vaccines during the second quarter, the expectation is that governments will reduce restrictions during 2021. How and when this would affect the potential prolongation of the need for testing on a broader scale is not clear yet.

Although the Group is taking a number of measures aimed at minimizing disruptions to the business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact the business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on the business and future results of operations.

4 Revenues from contracts with customers

in EUR k	Three Months Ended March 31, 2020(1)
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	4,274	7,542	13	11,829
Sales of goods	276	—	—	276
Total Revenues from contracts with external customers	4,550	7,542	13	12,105

Recognized over time	4,274	7,542	—	11,816
Recognized at a point in time	276	—	13	289
Total Revenues from contracts with external customers	4,550	7,542	13	12,105

Geographical information
Europe	44	1,604	13	1,661
—Germany*	19	60	13	92
—Netherlands**	—	3	—	3
Middle East	3	4,415	—	4,418
—Saudi Arabia#	—	3,033	—	3,033
North America	4,503	620	—	5,123
—United States#	4,503	471	—	4,974
Latin America	—	746	—	746
Asia Pacific	—	157	—	157
Total Revenues from contracts with external customers	4,550	7,542	13	12,105

(1)             Since the COVID-19 business has been reported as a separate segment as from the third quarter of 2020, the comparative figures for the three months ended March 31, 2020 were adjusted retrospectively for both the COVID-19 and diagnostics segments.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

in EUR k	Three Months Ended March 31, 2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	3,393	6,383	54,977	64,753
Sales of goods	205	—	2	207
Total Revenues from contracts with external customers	3,598	6,383	54,979	64,960

Recognized over time	3,393	6,383	11,844	21,620
Recognized at a point in time	205	—	43,135	43,340
Total Revenues from contracts with external customers	3,598	6,383	54,979	64,960

Geographical information
Europe	149	1,214	54,121	55,484
—Germany*#	—	53	52,345	52,398
—Netherlands**	—	2	1,768	1,770
Middle East	29	4,135	—	4,164
North America	3,405	464	780	4,649
Latin America	15	410	—	425
Asia Pacific	—	160	78	238
Total Revenues from contracts with external customers	3,598	6,383	54,979	64,960

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended March 31, 2020 and 2021, respectively.

The Group collaborated with the majority of pharmaceutical partners on a worldwide basis in 2020 and 2021. In addition, in cases where pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, the Group allocates the revenues of the pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in the diagnostics segment and COVID-19 segments is based on the location of each customer.

Pharmaceutical segment

During the three months ended March 31, 2021, revenues from one pharmaceutical partner represented 4.7% of the Group's total revenues (the three months ended March 31, 2020: 26.4%).

COVID-19 segment

During the three months ended March 31, 2021, revenues from two COVID-19 partners represented 4.4% and 17.1% of the Group’s total revenues for the quarter (the three months ended March 31, 2020: nil).

To support the expansion of test offerings, the Company acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through a custom-built CentoTruck, a mobile laboratory in a container setup to carry out the COVID-19 analysis. Total investments in COVID-19 testing as of March 31, 2021 amounted to approximately EUR 1,416k in property, plant and equipment (the three months ended March 31, 2020: EUR 30k). An amount of EUR 354k is included in intangible assets and relates to the development of the Corona Test Portal (the three months ended March 31, 2020: nil).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

5 Segment information

in EUR k	Three months ended March 31, 2020
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	4,550	7,542	13	—	12,105

Adjusted EBITDA	2,608	138	(51)	(7,712)	(5,017)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	—	787	30	587	1,404
Additions to intangible assets	1,002	—	—	189	1,191

Other segment information
Depreciation and amortization	564	544	—	976	2,084
Research and development expenses	—	—	—	2,691	2,691

in EUR k	Three Months Ended March 31, 2021
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	3,598	6,383	54,979	—	64,960

Adjusted EBITDA	1,497	1,054	10,167	(12,020)	698

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	6	234	1,416	314	1,970
Additions to intangible assets	322	—	354	650	1,326

Other segment information
Depreciation and amortization	414	406	927	1,539	3,286
Research and development expenses	—	—	—	4,335	4,335

Adjustments to EBITDA

Adjustments to EBITDA include non-cash charges in relation to depreciation, amortization (including impairments), and share-based payments as well as net financial costs, and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These include corporate overheads, which are responsible for centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

Increases in corporate expenses for the three months ended March 31, 2021 are mainly due to increased personnel costs, legal and administrative costs and additional investments in IT support and data center costs.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended March 31	2020	2021
Reported segment Adjusted EBITDA	2,695	12,718
Corporate expenses	(7,712)	(12,020)
	(5,017)	698
Share-based payment expenses (Note 11)	(1,057)	(2,042)
Depreciation and amortization	(2,084)	(3,286)
Operating loss	(8,158)	(4,630)
Financial costs, net	(449)	(259)
Income tax expenses	(129)	—
Loss for the three months ended March 31	(8,736)	(4,889)

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of Centogene GmbH, except for property, plant and equipment of EUR 503k (December 31, 2020: EUR 516k) and right-of-use assets of EUR 625k (December 31, 2020: EUR 709k), which are located in the United States.

,

6 Other income and expenses

6.1Other operating income

	For the Three months ended March 31
in EUR k	2020	2021
Government grants	702	340
Others	243	26
Total other operating income	945	366

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

6.2Other operating expenses

	For the Three months ended March 31
in EUR k	2020	2021
Currency losses	—	34
Others	101	—
Total other operating expenses	101	34

During the three months ended March 31, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years (and included in other assets, see note 7). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

7 Trade receivables and other assets

in EUR k	Dec 31, 2020	Mar 31, 2021
Non‑current
Other assets - Rental deposits	1,867	2,923
Other assets – Others	100	100
	1,967	3,023
Current
Trade receivables, net	25,656	25,863
Contract assets, net	3,543	2,741
Other assets	8,286	8,171
	37,485	36,775
Total non-current and current trade receivables and other assets	39,452	39,798

Other non-current assets

The non-current portion of other assets mainly include cash deposits of EUR 2,250k used to secure a bank guarantee of EUR 3,000k relating to the leases of Rostock headquarters building, cash deposits of EUR 192k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office and EUR 285k for the leases of certain plant and machineries. It also includes the non-current part of the consideration receivable for the sale of LPC for EUR 100k. (see note 6.2).

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

in EUR k	Dec 31, 2020	Mar 31, 2021
Not past due	24,185	21,768
Past due 1-30 days	2,228	4,117
Past due 31-90 days	797	869
Past due more than 90 days	6,757	6,713
Total gross amount of trade receivables and contract assets	33,967	33,467

Expected credit loss rate
Not past due	1.6%	0.7%
Past due 1-30 days	3.1%	2.3%
Past due 31-90 days	7.7%	8.5%
Past due more than 90 days	63.0%	67.8%
Expected credit loss rate on total gross trade receivables and contract assets	14.0%	14.5%

Expected credit loss	4,768	4,863

The addition to the allowance for expected credit losses amounts to EUR 95k, which was included in the impairment of financial assets in the profit and loss account (the three months ended March 31, 2020: EUR 1,174k).

Other current assets

The current assets include VAT receivables of EUR 259k (December 31, 2020: EUR 226k), prepaid expenses of EUR 3,781k (December 31, 2020: EUR 4,431k), receivables related to exercised share-based payment grants of EUR 1,225k (December 31, 2020: 1,253k), receivables related to COVID-19 bank or credit card transactions of EUR 1,260k (December 31, 2020: 1,076k), as well as receivables from grants of EUR 442k (2020: EUR 442k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

8 Cash and short-term deposits

As of March 31, 2021, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2020: EUR 1,500k) and EUR 2,500k (December 31, 2020: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2020: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

9 Equity

Common Shares

As of March 31, 2021, 22,422,743 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (December 31, 2020: 22,117,643). As of March 31, 2021, the authorized but unissued common share capital amounted to EUR 6,789k (December 31, 2020: EUR 6,826k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and are entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of March 31, 2021, capital reserve included a share premium of EUR 107,461k (December 31, 2020: EUR 107,498k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded in respect of share-based payments. For additional information on the share-based payments, see note 11.

10 Financial liabilities

10.1Interest-bearing liabilities

in EUR k	Dec 31, 2020	Mar 31, 2021
Non‑current liabilities
Non‑current portion of secured bank loans	401	301
Total non‑current loans	401	301
Lease liabilities	17,677	16,882
Total non‑current liabilities	18,078	17,183

Current liabilities
Current portion of secured bank loans	567	467
Other bank loans	387	405
Bank overdrafts	1,538	3,122
Total current loans	2,492	3,994
Current portion of lease liabilities	3,528	3,299
Total current liabilities	6,020	7,293

Total non‑current and current liabilities	24,098	24,476

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

As of March 31, 2021, short-term cash deposits of EUR 1,500k (December 31, 2020: EUR 1,500k were used to secure the secured bank loan outstanding (see note 8).

Other bank loans outstanding as of March 31, 2021 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subject to certain reporting and review requirements, the Company applied for forgiveness of the amount in December 2020 after the 24-week covered period beginning on the date of disbursement of the loan.  The Company anticipates that the outcome of the application will be available in the first half of 2021. The amount which is forgiven will be considered as government grant income, while any remaining amount not forgiven will be repaid by the Company. Accordingly, the entire amount was classified as current.

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of March 31, 2021 and December 31, 2020 have the following conditions:

				Dec 31, 2020		Mar 31, 2021
				Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	Nominal interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	968	968	768	768
Other bank loan	USD	1%	2020-22	387	387	405	405
Bank overdrafts	EUR	4.75%	Rollover	498	498	497	497
Bank overdrafts	EUR	3.75%	Rollover	628	628	2,215	2,215
Bank overdrafts	EUR	4.50%	Rollover	412	412	410	410
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	21,205	21,205	20,181	20,181
Total interest‑bearing financial liabilities				24,098	24,098	24,476	24,476

*     represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,215k as of March 31, 2021 (December 31, 2020: EUR 628k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2020: EUR 2,500k) (see note 8). The other bank overdrafts of EUR 907k (December 31, 2020: EUR 910k) were secured over two short-term deposits with a carrying amount of EUR 500k each (see note 8).

10.2Trade payables and other liabilities

in EUR k	Dec 31, 2020	Mar 31, 2021
Trade payables	31,736	25,098
Government grants (deferred income)	10,292	9,953
Contract liabilities	4,479	5,250
Others	13,483	17,341
Trade payables and other liabilities	59,990	57,642
Non‑current	8,950	8,660
Current	51,040	48,982

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, "Verbesserung der regionalen Wirtschaftsstruktur" (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. No additional grants were received during the three months ended March 31, 2021 that are related to the purchase of certain items of property, plant and equipment (the three months ended March 31, 2020: EUR 207k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

In addition, other liabilities include a provision for outstanding invoices of EUR 5,787k (December 31, 2020: EUR 1,245k), personnel-related liabilities for vacation and bonuses totaling EUR 4,579k (December 31, 2020: EUR 4,032k), a VAT payable of EUR 2,565k (December 31, 2020: EUR 4,578k receivable), as well as liabilities for wage and church tax of EUR 1,773k (December 31, 2020: EUR 1,988k).

11 Share-based payments

Expenses from share-based payment arrangements

During the three months ended March 31, 2020 and March 31, 2021, the following share-based payment arrangements existed leading to the expenses include in general administrative expenses for services received during the respective periods:

	Three months ended March 31
in EUR k	2020	2021
Expenses arising from equity-settled share-based payment transactions
- 2020 and 2021 grants to management board and employees	—	429
- 2020 grants to new CEO	—	799
- Supervisory board grant, including ESOP 2019	1,057	814
Total expenses arising from share‑based payment transactions	1,057	2,042

Share-based award activity

A detailed description of the Company’s share-based payment arrangements is included in Note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2020. During the three months ended March 31, 2021 there were no changes to the terms and conditions of the Company’s share-based payment arrangements.

The following table presents a summary the Company’s share-based payment arrangement activity for the three months ended March 31, 2021.

	ESOP 2017		2019-2021 awards (1)
number of awards (options and RSUs)	Number	WAEP	Number of options	WAEP (USD)	Number of RSUs	WAEP
Outstanding as of January 1	549,005	0.12	154,925	11.60	1,885,100	—
Granted during the year(1)	—	0.12	15,000	12.52	59,488	—
Exercised during the year	(140,169)	0.12	—	—	(164,931)	—
Outstanding as of March 31	408,836	0.12	169,925	11.68	1,779,657	—
Vested as of March 31	408,836		75,757		588,988
Exercisable as of March 31	408,836		75,757		588,988

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(1)	The granted and outstanding options and RSUs do not include the number of RSUs to be granted to the new CEO from 2022 and also do not include the number of RSUs and options to be granted to certain supervisory board members annually in 2021 and thereafter, as these number of grants depends on the trailing volume-weighted average stock price of the Company.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

The option and RSUs for the years 2019-2021 as included in the table above reflect the activity related to the share-based payment awards ESOP 2019, management board and employees, new CEO awards in 2020, and supervisory board.

Grants awarded

In March 2021, 59,488 RSUs and 15,000 options were granted to management, subject to the terms of the 2019 Plan, the applicable award agreements and the terms specified in the authorization from the Supervisory Board for this purpose. The options awards and 30,000 RSUs will vest in three equal tranches over a three-year period and 29,488 RSUs will vest in four equal tranches over a four-year period starting January 1, 2022. The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach.

The options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12.52. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest.

The RSUs referred to above have no performance-based vesting conditions. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU at the exercise date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this, both types of awards are to be settled in shares and expire on the 10th anniversary of the grant date.

The fair value of the RSUs is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of RSUs granted under the 2019 Plan during the three months ended March 31, 2021 was USD 12.05. The fair value of the options awarded during the three months ended March 31, 2021 was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The weighted average fair value of the options granted under the 2019 Plan during the three months ended March 31, 2021 was USD 7.36.

Exercises

During the three months ended March 31, 2021, 140,169 ESOP 2017 options were exercised. The weighted average share price at the date of exercise was USD 11.67. During the three months ended March 31, 2021, 164,931 RSUs related to the 2020 managmeent board and employment grant were exercised. The weighted average share price at the date of exercise was USD 12.04.

12 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Airport Berlin, Airport Düsseldorf, Airport Frankfurt and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 206k within one year, EUR 1,686k within five years and EUR 4,855k thereafter (December 31, 2020: EUR 283k, EUR 1,686k and EUR 4,855k respectively).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 28k within one year (December 31,2020: EUR 33k) and EUR 5k within five years (December 31, 2020: EUR 9k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021

Future payment obligations

As of March 31, 2021, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to March 31, 2021 with a total payment obligation of approximately EUR 2,937k (December 31, 2020: EUR 4,669k).

13 Contingent Liabilities

●	In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock with the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties have since made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

As of March 31, 2020, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of March 31, 2020. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

●	Certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering. We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. We believe such demand to be baseless and, should such original shareholder institute formal legal proceedings against us, intend to defend our interests vigorously.

●	The higher regional court of Rostock issued a final decision by which it has retroactively invalidated a contract entered into between Centogene GmbH (the “Company”) and the State of Mecklenburg-Western Pomerania (“MVP”) for COVID-19 testing, due to non-compliance by MVP with the public tender requirements of the German government. As a result of the invalidation, MVP now has a claim under German law against the Company for repayment of the full amount invoiced and received under the contract (EUR 2.3 million). The Company also has a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

In disputes of this kind, the amounts of these two claims would typically equal each other and could be offset against one another. However, definitive and formal assurance from MVP that it will take the view that the amount of its claim equals and offsets the amount of the Company's claim has not yet been

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021 provided in writing. To the extent that MVP's claim exceeds the Company's claim against MVP, Centogene may have a payment obligation, which could materially adversely affect the Group’s financial position and results of operations.

The current understanding between MVP and Centogene is that the Company’s services were provided at market value and that despite the court’s invalidation of the contract, Centogene has a claim against MVP for EUR 2.3 million. A contractual agreement putting this understanding in writing has been finalized and is currently in the process of being signed.

14 Subsequent Events

Grant of restricted stock units

In the second quarter of 2021, 22,469 RSUs were granted to management, subject to the terms of the 2019 Plan and the applicable award agreement. The RSUs will vest in four equal tranches over a four-year period starting January 1, 2022.

Leadership transition

On May 26, 2021 the Company announced that Richard Stoffelen, the Company’s Chief Financial Officer (CFO), has decided to step down as CFO of Centogene and leave the Company as of June 30, 2021. The financial impact of the departure of Richard Stoffelen, in the second quarter of 2021, includes additional expenses relating to 6 months base salary aggregating to EUR 235k, as well as additional share-based payment expenses of approximately EUR 131k relating to all options and RSUs granted in 2020 that would vest immediately.

Furthermore, the Company announced the nomination of Rene Just as CFO, which will be proposed to the shareholders at the upcoming Annual General Meeting (AGM). Rene joined the Company on June 1, 2021.

These unaudited interim condensed consolidated financial statements were approved by management on June 16, 2021.